

March 15, 2013

Via E-mail
Joseph Listengart
Vice President, General Counsel, and Secretary
Kinder Morgan Energy Partners, L.P.
1001 Louisiana Street, Suite 1000
Houston, TX 77002

> **Re: Kinder Morgan Energy Partners, L.P.**
> **Registration Statement on Form S-4**
> **Filed February 13, 2013**
> **File No. 333-186623**

Dear Mr. Listengart:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file the legal opinion, tax opinions and Copano's form of proxy card as soon as practicable to allow us sufficient time to review such items before requesting acceleration of the registration statement.

Proposal 1: The Merger, page 52

Background of the Merger, page 53

2. We note your disclosure on page 55 that "each of the three potentially interested parties indicated preliminarily in discussions with Barclays that it would be prepared to consider a higher level of consideration than initially proposed" and that Kinder Morgan submitted a revised indication of interest on December 20, 2012. Please disclose whether either of

the other interested parties submitted a revised indication of interest, the date on which such indication of interest was received, and the dollar value thereof.

3. Please briefly describe the reasons that as of December 22, 2012, and based upon Kinder Morgan's revised indication of interest, Copano was not interested in pursuing a transaction with Kinder Morgan, and decided to proceed with an interested party other than Kinder Morgan.

4. We note that on January 3, 2013, Kinder Morgan clarified that the exchange ratio represented by Kinder Morgan's revised proposal was 0.4563 Kinder Morgan common units per Copano common unit. Please disclose when Kinder Morgan, Copano, and TPG, if applicable, began discussing the ratio at which the Series A convertible preferred units held by TPG will be converted into common units, and when the parties reached an agreement in this regard.

Recommendation of the Copano Board of Directors and Its Reasons For the Merger, page 58

5. Please include in the first bullet on page 61 the current amount of Kinder Morgan's regular quarterly cash distribution on its common units, with a view to helping investors evaluate the way in which this factor informed the board's decision to recommend the merger.

Interests of Directors and Executive Officers of Copano in the Merger, page 87

Quantification of Potential Payments to Copano's Named Executive Officers . . ., page 90

6. Please disclose the time-frame in which the second trigger must occur in order for any amounts payable to your NEOs under "double-trigger" arrangements to become payable. Please refer to Instruction 5 to Item 402(t)(2) of Regulation S-K.

Litigation Relating to the Merger, page 94

7. Please update this section to reflect the most current information regarding litigation related to the merger. In this regard, we note that five lawsuits related to the merger are disclosed on page 59 of the Form 10-K for the fiscal year ended December 31, 2012 filed by Copano on March 1, 2013.

The Merger Agreement, page 96

8. We note your cautionary statements concerning the representations and warranties. Please note that disclosure regarding an agreement's representations or covenants in a registration statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise

incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1 2005). Accordingly, if you continue to use these cautionary statements, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws. In this regard, we draw your attention in particular to the first clause in the penultimate sentence of the second introductory paragraph to this section, and to the last sentence of the same paragraph. This comment also applies to the language in the fourth bullet under "Representations and Warranties" on page 114.

Exhibit Index

Exhibit 99.2 – Consent of Jefferies & Company, Inc.

9. We note the statement that Jefferies "hereby disclaim[s] that [Jefferies] come[s] within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the 'Securities Act') or the rules and regulations of the Securities and Exchange Commission thereunder . . . ." Please have Jefferies revise the consent to remove the quoted language, as it appears that Jefferies is required to provide a consent under Section 7 of the Securities Act of 1933, as amended because Jefferies provided an opinion that is summarized in and included in the registration statement, and which is attributed to Jefferies. Please refer to Securities Act Rule Compliance and Disclosure Interpretation Question 233.02.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Jim Allegretto for

Mara L. Ransom
Assistant Director

cc: Gary Orloff